April 30, 2024 VIA EDGAR Division of Corporation Finance Office of Crypto Assets Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attn:	David Gessert

Lulu Cheng

Re:	BitFuFu Inc.

Registration Statement on Form F-1

Filed March 25, 2024

File No. 333-278207

Dear Mr. Gessert, Ms. Cheng:

The undersigned, on behalf of BitFuFu Inc. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated April 16, 2024, relating to the Company’s Registration Statement on Form F-1 filed on March 25, 2024 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in the Revised Registration Statement.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in the Revised Registration Statement of changes made in response to the Staff’s comment.

General

1.	Revise the “Summary” section, “Selling Securityholders” section, and elsewhere in your prospectus as appropriate to:

●	Disclose the price that each selling securityholder paid for the securities being registered for resale;

●	Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants;

●	Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. In this regard, we note your statement to that effect on page 41; and

●	Disclose the potential profit the selling securityholders will earn based on the current trading price.

RESPONSE:

In response to the Staff’s comment, the Company revised the disclosure on the cover page, pages 1, 2, 42, 43, 94, 95, 129 and 130 of the Revised Registration Statement.

Cover Page

2.	Please revise to disclose the price that the selling securityholders paid for the 207,000 Class A Ordinary Shares issuable upon the exercise of the Unit Purchase Option.

RESPONSE:

In response to the Staff’s comment, the Company revised the disclosure on the cover page, pages 1, 2, 42, 43, 95 and 129 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 94

3.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your common stock. Your discussion should highlight the fact that Antdelta Investment Limited, FuFu ESOP Limited, Antpool Technologies (BVI) Limited, and Arisz Investment LLC, collectively beneficial owners of over 84% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE:

In response to the Staff’s comment, the Company revised the disclosure on the cover page, pages 1, 2, 42, 43, 94, 95, 129 and 130 of the Revised Registration Statement. In addition, the Company respectfully submits to the Staff that Antdelta Investment Limited (“Antdelta”) , FuFu ESOP Limited, Antpool Technologies (BVI) Limited, and Arisz Investment LLC (the “Sponsor”) will be able to sell up to 15,424,663 Class A Ordinary Shares, constituting approximately 54.9% of the Company’s issued and outstanding Class A Ordinary Shares, pursuant to the prospectus which forms part of the Revised Registration Statement, for so long as the Revised Registration Statement is available for use. Antdelta and the Sponsor will be able to sell up to an additional 7,500,000 Class A Ordinary Shares and 696,247 Class A Ordinary Shares, respectively, pursuant to the prospectus which forms part of the Revised Registration Statement, upon the expiration of the relevant lock-up period that these shares are subject to, which is six months after the Closing of the Business Combination, for so long as the Revised Registration Statement is available for use.

4.	Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the Company at a fixed price for a given period after the Closing Date of the Business Combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

RESPONSE:

The Company respectfully submits to the Staff that the Company did not enter into any such agreement.

Liquidity and Capital Resources, page 114

5.	We note your disclosure on the top of page 115 that, if your existing cash resources are insufficient to meet your requirements, you may seek to issue equity or debt securities or obtain credit facilities. Please expand your discussion to address the effect that this offering may have on your ability to raise additional capital.

RESPONSE:

In response the Staff’s comment, the Company revised the disclosure on pages 17, 18, 113 and 114 of the Revised Registration Statement.

Description of Securities

Unit Purchase Option, page 125

6.	Please expand your disclosure to provide the description of the Option Units underlying the Unit Purchase Option. In this regard, we note your disclosure on page vi that “[e]ach Option Unit, upon issuance, contains one Class A Ordinary Share, one Warrant and one right, which upon automatic conversion entitles the holder thereof to receive one-twentieth (1/20) of one Class A Ordinary Shares.”

RESPONSE:

In response to the Staff’s comment, the Company revised the disclosure on page 124 of the Revised Registration Statement.

******

Please do not hesitate to contact Jessica Zhou at +852 2822-8725 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case

White & Case

cc:	Leo Lu, BitFuFu Inc.

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